FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of October 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on September 30, 2009, by Panasonic Corporation (the registrant), announcing that Panasonic signed the agreement of the business division for integration of system business and fixed-line communications business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: October 2, 2009

September 30, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)
Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205) Jim Reilly (U.S.) (Tel: +1-201-392-6067) Anne Guennewig (Europe) (Tel: +49-611-235-457)	Yuko Iwatsu (U.S.) Panasonic Finance (America), Inc. (Tel: +1-212-698-1365) Hiroko Carvell (Europe) Panasonic Finance (Europe) plc (Tel: +44-20-7562-4400)

Panasonic Signed the Agreement of the Business Division for

Integration of System Business and Fixed-line Communications Business

Osaka, Japan, September 30, 2009 — Panasonic Corporation (Panasonic [NYSE: PC]) today announced that Panasonic and Panasonic Communications Co., Ltd. (PCC), its wholly-owned subsidiary, have signed the agreement regarding to the transfer of the rights and obligations with respect to the business of System Solutions Company (System Company), its internal division company, to PCC through business division (see August 3, 2009 press release “Panasonic Announces Reorganization and Integration of System Business and Fixed-line Communications Business through Business Division”). Details of the agreement are summarized below.

1. Purpose of Business Division

System Company has an edge in the visual business while PCC has an advantage in the communication business. In response to a shift from analog to digital, Panasonic will reorganize and integrate System Company and PCC to promote effective operation of management resources and management structure improvement. Panasonic will accelerate a new phase of the solution business which unifies sound, image, visual and data in IP networks, and enhance profitability and expand global business mainly in emerging countries.

2. Details of Business Division

Panasonic will transfer the rights and obligations with respect to the business of System Company to PCC through business division as of January 1, 2010 (planned). Accordingly, PCC plans to change its trade name to Panasonic System Networks Co., Ltd. as of January 1, 2010.

[Basic information of Panasonic System Networks Co., Ltd. (planned)]

Trade name:	Panasonic System Networks Co., Ltd.
Principal office:	Meguro-ku, Tokyo, Japan
Effective date of reorganization:	January 1, 2010
Principal line of business:	Development, manufacture and sale of PBX, IP related equipment, business telephone systems, monitoring and security cameras, AV equipment for business use, accounting and authentication system terminals, document related equipment, devices, etc.

(1)	Schedule

Resolution of Board of Directors on business division agreement	September 30, 2009
Signing of business division agreement	September 30, 2009
Effective date of business division and transfer	January 1, 2010 (planned)

Note:	The business division will be conducted through the simplified procedures provided under the Company Law of Japan, by which resolutions of the shareholders’ meetings of Panasonic and PCC will not be required.

(2)	Method of business division

Panasonic will divide a certain part of its business and PCC will succeed to the divided business.

(3)	Reduction of capital stock as a result of this business division

There shall be no reduction of capital stock as a result of this business division.

(4)	Treatment of stock acquisition rights and convertible bonds

There are no stock acquisition rights or convertible bonds issued by Panasonic.

(5)	Rights and obligations to be succeeded to

The rights and obligations such as its assets and liabilities with respect only to the business of System Company will be transferred to PCC. The following parts will not be succeeded to by PCC and will remain with Panasonic.

a)	The rights and obligations for management tasks of branch offices of Panasonic

b)	The rights and obligations for management tasks of construction business safety control department of Panasonic

(6)	Prospects for paying debt obligations

Panasonic believes that each of Panasonic and PCC will be able to fulfill its obligations which need to be performed after the effective date of the business division and transfer.

3. Basic Information of Panasonic and PCC

(As of March 31, 2009)

Trade Name	Panasonic (company to divide a unit)		PCC (succeeding company) *Trade name will be changed to Panasonic System Networks Co., Ltd.
Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Development, manufacture and sale of fixed-line communications equipment including document related equipment, and service engineering
Date of Incorporation	December 15, 1935		December 24, 1955
Principal Office	Kadoma-shi, Osaka, Japan		Fukuoka-shi, Fukuoka, Japan
Representative	Fumio Ohtsubo, President		Nobuharu Akamine, President
Capital Stock (million yen)	258,740		29,845
Shares Issued	2,453,053,497		175,140,851
Shareholders’ Equity (million yen)	2,783,980 (consolidated basis)		82,982 (non-consolidated basis)
Total Assets (million yen)	6,403,316 (consolidated basis)		173,442 (non-consolidated basis)
Financial Closing Date	March 31		March 31
Major Shareholders and Shareholdings	The Master Trust Bank of Japan, Ltd. (trust account)	5.38%	Panasonic Corporation	100%

	Moxley & Co.	5.00%

	Japan Trustee Services Bank, Ltd. (trust account)	4.84%

	Japan Trustee Services Bank, Ltd. (trust account 4G)	4.62%

	Nippon Life Insurance Company	2.73%

Notes:	1.	Amounts less than one million yen have been rounded to the nearest whole million yen amount.
	2.	Panasonic’s shareholders’ equity on a consolidated basis is presented in accordance with U.S. generally accepted accounting principles.
	3.	Panasonic holds 382,411 thousand shares, 15.58%, of its own common stock.

4. Description of the Business to be Divided

(1)	Outline of the business to be divided

Development, manufacture and sale of system products

(2)	Operating results of the business to be divided for the year ended March 31, 2009

(million yen)

	System Company (non-consolidated basis) (a)	Panasonic (parent alone) (b)	Percentage (a / b)
Net Sales	112,623	4,249,233	3%

Notes:	1. The above percentage is rounded to the nearest whole number.
2. Amounts less than one million yen have been rounded to the nearest whole million yen amount.

(3)	Assets and liabilities of the business to be divided (as of March 31, 2009)

		(billion yen)
Assets		Liabilities
Item	Book value	Item	Book value
Current assets	42.2	Current liabilities	24.4
Fixed assets	7.7	Noncurrent liabilities	5.9
Total	49.9	Total	30.3

Note:	Amounts less than one billion yen have been rounded to the nearest whole billion yen amount.

5. Effect of Business Division on the Company’s Financial Results

(1)	Trade name, principal lines of business, principal office, representative, capital stock and financial closing

There shall be no change by this business division.

(2)	Effect on financial outlook

There shall be no effect on the financial outlook for fiscal 2010, ending March 31, 2010.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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